UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-35644

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Bellatrix Exploration Ltd.
(Translation of registrant's name into English)

Suite 2300, 530 – 8th Avenue S.W.
Calgary, Alberta  T2P 3S8
Canada
 (Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                           Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bellatrix Exploration Ltd.

Date: November 13, 2012	By:	/s/ Edward J. Brown
	Name:	Edward J. Brown
	Title:	Vice President, Finance & CFO

EXHIBIT INDEX

Exhibit	Description

99.1	News release dated November 13, 2012 - Bellatrix Exploration Ltd. announces acquisition of additional Willesden Green Cardium and Mannville assets